Filed Pursuant to Rule 424(b)(5)
Registration No. 333-140954

This Prospectus Supplement and the accompanying Prospectus relate to an effective registration statement under the Securities Act of 1933, as amended, but are not complete and may be changed. This Prospectus Supplement and the accompanying Prospectus are not an offer to sell these securities and are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, Dated June 18, 2007.

PRELIMINARY PROSPECTUS SUPPLEMENT
(To Prospectus dated February 28, 2007)

$

Series 2007C Floating Rate Senior Notes
EXtendible Liquidity Securities®(EXLs®)

This is a public offering by Georgia Power Company of $           of Series 2007C Floating Rate Senior Notes (EXtendible Liquidity Securities (EXLs)). The initial maturity date of the Series 2007C Senior Notes is July   , 2008. Holders of Series 2007C Senior Notes will be entitled to extend the maturity date of any of their Series 2007C Senior Notes for one month periods on the      calendar day of each month, beginning July   , 2007, in accordance with the procedures described in this Prospectus Supplement. If a holder does not extend the maturity date of a Series 2007C Senior Note, that holder will receive a non-extendible substitute note for any Series 2007C Senior Note not so extended. The substitute note will retain the then-current maturity date of the original note, which is generally 366 days after the election date. In no event may the maturity of any Series 2007C Senior Note be extended beyond July  , 2012, the final maturity date.

Interest on the Series 2007C Senior Notes is payable on the   calendar day of each month, beginning July   , 2007. The per annum interest rate on the Series 2007C Senior Notes will be reset monthly based on the one-month LIBOR plus/minus the applicable spread for that interest period.

The Series 2007C Senior Notes are not redeemable prior to maturity.

The Series 2007C Senior Notes are unsecured and unsubordinated and rank equally with all of Georgia Power Company’s other unsecured and unsubordinated indebtedness from time to time outstanding and will be effectively subordinated to all secured indebtedness of Georgia Power Company.

See “RISK FACTORS” beginning on page S-3 for a description of certain risks associated with investing in the Series 2007C Senior Notes.

Per Series
2007C
	Senior Note		Total
Public Offering Price (1) Underwriting Discount Proceeds, before expenses, to Georgia Power Company		% % %	$ $ $

(1)	Plus accrued interest, if any, from the date of original issuance of the Series 2007C Senior Notes, which is expected to be June , 2007.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this Prospectus Supplement or the accompanying Prospectus. Any representation to the contrary is a criminal offense.

The Series 2007C Senior Notes should be delivered on or about June   , 2007 through the book-entry facilities of The Depository Trust Company.

“EXtendible Liquidity Securities” and “EXLs” are service marks of Morgan Stanley & Co. Incorporated.

Morgan Stanley

June  , 2007

In making your investment decision, you should rely only on the information contained or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus and any written communication from Georgia Power Company or the underwriter specifying the final terms of the offering. We have not, and the underwriter has not, authorized anyone to provide you with any other information. If you receive any unauthorized information, you must not rely on it.

We are offering to sell the Series 2007C Senior Notes only in places where sales are permitted.

You should not assume that the information contained or incorporated by reference in this Prospectus Supplement, the accompanying Prospectus or any written communication from Georgia Power Company or the underwriter specifying the final terms of the offering, including information incorporated by reference, is accurate as of any date other than its respective date.

RISK FACTORS

Investing in the Series 2007C Senior Notes involves risk. Please see the risk factors in Georgia Power Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006, along with the disclosure related to the risk factors contained in Georgia Power Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2007, which are incorporated by reference in this Prospectus Supplement and the accompanying Prospectus. Before making an investment decision, you should carefully consider these risks as well as other information contained or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus. The risks and uncertainties not presently known to Georgia Power Company or that Georgia Power Company currently deems immaterial may also impair its business operations, its financial results and the value of the Series 2007C Senior Notes.

THE COMPANY

Georgia Power Company (the “Company”) is a corporation organized under the laws of the State of Georgia on June 26, 1930. Effective July 1, 2006, Savannah Electric and Power Company, formerly a wholly-owned subsidiary of The Southern Company (“Southern”), was merged with and into the Company. The Company has its principal office at 241 Ralph McGill Boulevard, N.E., Atlanta, Georgia 30308-3374, telephone (404) 506-6526. The Company is a wholly-owned subsidiary of Southern.

The Company is a regulated public utility engaged in the generation, transmission, distribution and sale of electric energy within an approximately 59,200 square mile service area comprising most of the State of Georgia.

SELECTED FINANCIAL INFORMATION

The following selected financial information for the years ended December 31, 2002 through December 31, 2006 has been derived from the Company’s audited financial statements and related notes and the unaudited selected financial data, incorporated by reference in this Prospectus Supplement and the accompanying Prospectus. The following selected financial information for the three months ended March 31, 2007 has been derived from the Company’s unaudited financial statements and related notes, incorporated by reference in this Prospectus Supplement and the accompanying Prospectus. The information set forth below is qualified in its entirety by reference to and, therefore, should be read together with management’s discussion and analysis of results of operations and financial condition, the financial statements and related notes and other financial information incorporated by reference in this Prospectus Supplement and the accompanying Prospectus. The information set forth below under “As Adjusted” does not reflect the issuance of the Series 2007C Senior Notes offered hereby.

						Three Months
						Ended
	Year Ended December 31,					March 31,
	2002	2003	2004	2005	2006	2007(1)
	(Millions, except ratios)

Operating Revenues	$5,119	$5,229	$5,728	$7,076	$7,246	$1,657
Earnings Before Income Taxes	1,008	1,037	1,079	1,195	1,234	203
Net Income After Dividends on Preferred Stock	639	654	683	744	787	131
Ratio of Earnings to Fixed Charges(2)	4.96	4.96	5.05	4.87	4.72	3.23

	Capitalization
	As of March 31, 2007
	Actual	As Adjusted(3)
	(Millions, except percentages)
	(unaudited)

Common Stock Equity	$6,018	$6,020	52.3%
Non-Cumulative Preferred Stock	45	45	0.4
Senior Notes	2,720	3,170	27.5
Long-term Debt Payable to Affiliated Trusts	515	515	4.5
Other Long-Term Debt	1,770	1,770	15.3

Total, excluding amounts due within one year	$11,068	$11,520	100.0%

(1)	Due to seasonal variations in the demand for energy, operating results for the three months ended March 31, 2007 do not necessarily indicate operating results for the entire year.

(2)	This ratio is computed as follows: (i) “Earnings” have been calculated by adding to “Earnings Before Income Taxes” “Interest expense, net of amounts capitalized,” “Interest expense to affiliate trusts,” “Distributions on mandatorily redeemable preferred securities” and the debt portion of allowance for funds used during construction; and (ii) “Fixed Charges” consist of “Interest expense, net of amounts capitalized,” “Interest expense to affiliate trusts,” “Distributions on mandatorily redeemable preferred securities” and the debt portion of allowance for funds used during construction. For the three months ended March 31, 2007, this ratio includes interest relating to Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes.

(3)	Reflects (i) an increase in common stock equity of approximately $2,000,000 in April 2007 related to contributions from Southern and (ii) the issuance in June 2007 of $450,000,000 aggregate principal amount of Series 2007B 5.70% Senior Notes due June 1, 2017. The table does not reflect the issuance of the Series 2007C Senior Notes offered hereby.

USE OF PROCEEDS

The proceeds from the sale of the Series 2007C Senior Notes, together with the proceeds of the sale of the Company’s Series 2007B 5.70% Senior Notes due June 1, 2017, will be (i) applied by the Company for the redemption in June 2007 of $440,000,000 outstanding principal amount of its Series E 7 1/8% Junior Subordinated Notes due March 31, 2042 and the related 7 1/8% Preferred Securities of Georgia Power Capital Trust V and (ii) used by the Company to repay a portion of its outstanding short-term indebtedness, which aggregated approximately $418,000,000 as of June 15, 2007, and for other general corporate purposes, including the Company’s continuous construction program.

DESCRIPTION OF THE SERIES 2007C SENIOR NOTES

Set forth below is a description of the specific terms of the Series 2007C Floating Rate Senior Notes (EXtendible Liquidity Securities (EXLs)) (the “Series 2007C Senior Notes”). This description supplements, and should be read together with, the description of the general terms and provisions of the senior notes set forth in the accompanying Prospectus under the caption “Description of the Senior Notes.” The following description does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the description in the accompanying Prospectus and the Senior Note Indenture (the “Senior Note Indenture”) dated as of January 1, 1998, as supplemented, between the Company and The Bank of New York (as successor to JPMorgan Chase Bank, N.A. (formerly known as The Chase Manhattan Bank)), as trustee (the “Senior Note Indenture Trustee”).

General

The Series 2007C Senior Notes will be issued as a series of senior notes under the Senior Note Indenture. The Series 2007C Senior Notes will be initially issued in the aggregate principal amount of $            . The Company may, at any time and without the consent of the holders of the Series 2007C Senior Notes, issue additional notes having the same ranking and interest rate, final maturity date and other terms as the Series 2007C Senior Notes, except for the public offering price and issue date and the initial interest accrual date and initial Interest Payment Date (as defined below), if applicable. Any additional notes having such similar terms, together with the Series 2007C Senior Notes, will constitute a single series of senior notes under the Senior Note Indenture.

The Series 2007C Senior Notes are not subject to any sinking fund provision. The Series 2007C Senior Notes are available for purchase in denominations of $1,000 and any integral multiple thereof.

Maturity and Extension of Maturity

The initial maturity date for the Series 2007C Senior Notes is July   , 2008 or, if such day is not a Business Day (as defined below), the immediately preceding Business Day (the “Initial Maturity Date”). The maturity of all or any portion of the principal amount of the Series 2007C Senior Notes may be extended in accordance with the procedures set forth below. In no event will the maturity of the Series 2007C Senior Notes be extended beyond July   , 2012 or, if such day is not a Business Day, the immediately preceding Business Day (the “Final Maturity Date”).

A holder of Series 2007C Senior Notes may elect to extend the maturity of all of such holder’s Series 2007C Senior Notes or any portion thereof having a principal amount of $1,000 or any integral multiple thereof, during the Notice Period (as defined below) relating to each Election Date (as defined below), so that the maturity thereof will be extended to the date occurring 366 calendar days from and including the      calendar day of the next succeeding month following such Election Date. However, if that 366th calendar day is not a Business Day, the maturity will be extended to the immediately preceding Business Day. In no event will the maturity date of the Series 2007C Senior Notes be extended beyond the Final Maturity Date.

The Election Dates will be the      calendar day of each month, beginning July   , 2007, through and including June   , 2011 (each, an “Election Date”), whether or not such day is a Business Day. For example, a holder’s election to extend the maturity date of a Series 2007C Senior Note as of July   , 2007 (the initial Election Date) will cause the maturity date of that Series 2007C Senior Note to be extended from July   , 2008 to August   , 2008 (or the immediately preceding Business Day, if August   , 2008 is not a Business Day). A holder’s election to extend the maturity date of a Series 2007C Senior Note as of June   , 2011, (the last Election Date) will cause the maturity date of that Series 2007C Senior Note to be extended from June   , 2012 to July   , 2012, the Final Maturity Date (or the immediately preceding Business Day, if July   , 2012 is not a Business Day).

To make an election to extend the maturity of a Series 2007C Senior Note effective on any Election Date, a holder must deliver a notice of election during the Notice Period for that Election Date. The Notice Period for each Election Date will begin on the fifth Business Day prior to the Election Date and end at the close of business, New York City time, on the Election Date (the “Notice Period”); provided, however, if the Election Date is not a Business Day, the Notice Period will be extended to the Business Day next following the Election Date. A notice of election must be delivered to the Senior Note Indenture Trustee, through the normal clearing channels described in more detail below, on or after the first day of the Notice Period and no later than the close of business, New York City time, on the last Business Day in the Notice Period relating to the applicable Election Date. Upon delivery to the Senior Note Indenture Trustee of a notice of election to extend the maturity of the Series 2007C Senior Notes or any portion thereof during any Notice Period, that election will be revocable during each day of such Notice Period, until 12:00 noon, New York City time, on the last Business Day in the Notice Period relating to the applicable Election Date, at which time such notice will become irrevocable.

If on any Election Date, a holder of Series 2007C Senior Notes does not make a timely and proper election to extend the maturity of all or any portion of the principal amount of that holder’s Series 2007C Senior Notes, the principal amount of Series 2007C Senior Notes for which no such election has been made will be due and payable on the then-current maturity date. The principal amount of Series 2007C Senior Notes for which such election is not exercised will be represented by a substitute non-extendible note deemed to be issued as of such Election Date. If a holder of Series 2007C Senior Notes elects to extend the maturity of only a portion of a note, the principal amount of the note remaining after extension must be in an authorized denomination. The substitute non-extendible note so issued will have the same terms as the original Series 2007C Senior Notes, except that it will not be extendible, it will have a different CUSIP number, and its maturity date will be the Initial Maturity Date or any later date to which the maturity of the Series 2007C Senior Notes has been previously extended. Interest on a substitute non-extendible note shall accrue from and including the last Interest Payment Date on the related original Series 2007C Senior Notes. A holder’s failure to elect to extend the maturity of all or any portion of its Series 2007C Senior Notes will be irrevocable and will be binding upon any subsequent holder of such Series 2007C Senior Notes.

The Series 2007C Senior Notes will be issued in registered global form and will remain on deposit with or on behalf of the depositary for the Series 2007C Senior Notes as described below under “Book-Entry Only Issuance — The Depository Trust Company.” The Depository Trust Company (“DTC”) will be the initial depositary for the Series 2007C Senior Notes. Therefore, a holder of the Series 2007C Senior Notes must exercise the option to extend the maturity of the Series 2007C Senior Notes through the depositary. To ensure that the depositary will receive timely notice of an election to extend the maturity of all or a portion of the Series 2007C Senior Notes so that it can deliver notice of such election to the Senior Note Indenture Trustee prior to the close of business on the last Business Day in the Notice Period, holders must instruct the Direct Participant (as defined below) or Indirect Participant (as defined below) through which an interest in the Series 2007C Senior Notes is held to notify the depositary of an election to extend the maturity of the Series 2007C Senior Notes in accordance with the then-applicable operating procedures of the depositary.

The depositary must receive any notice of election from its participants no later than 12:00 noon, New York City time, on the last Business Day in the Notice Period for any Election Date. A holder should consult the Direct or Indirect Participant through which it holds an interest in the Series 2007C Senior Notes to ascertain the cut-off time in order to ensure timely notice will be delivered to the depositary.

None of the Company, the Senior Note Indenture Trustee or any agent of either of them will have any liability to the holder or any Direct Participant, Indirect Participant or Beneficial Owner (as defined below) for any delay in exercising the option to extend the maturity of a Series 2007C Senior Note.

The Company makes no recommendation as to whether a holder should extend the maturity of a Series 2007C Senior Note. Holders are urged to consult their own advisors as to the desirability of exercising the right to extend the maturity of the Series 2007C Senior Notes.

Interest

Each Series 2007C Senior Note shall accrue interest at the Coupon Rate (as defined below) from the date of original issuance, payable monthly in arrears on the        calendar day of each month (each, an “Interest Payment Date”) to the person in whose name such Series 2007C Senior Note is registered at the close of business on the fifteenth calendar day prior to such Interest Payment Date (whether or not a Business Day). However, interest payable on the maturity date of a Series 2007C Senior Note will be paid to the same person to whom the principal is payable. The final Interest Payment Date for a Series 2007C Senior Note shall be the relevant maturity date for that Series 2007C Senior Note. The period from and including the date of original issuance to but excluding the next succeeding Interest Payment Date and each succeeding period beginning on and including the immediately preceding Interest Payment Date to but excluding the next succeeding Interest Payment Date is referred to herein as an “Interest Period.” The rate at which interest shall accrue for each Interest Period shall be the relevant “Coupon Rate” for that Interest Period. Such interest shall accrue on the basis of the actual number of days in each Interest Period and a year of 360 days. The initial Interest Payment Date is July   , 2007.

Interest on the Series 2007C Senior Notes will be payable, in arrears, on each Interest Payment Date, including any Interest Payment Date on which the holder elects to extend such Series 2007C Senior Notes as described under “Maturity and Extension of Maturity” above. In the event that any Interest Payment Date is not a Business Day, then the Interest Payment Date will be the next succeeding day which is a Business Day, unless:

(i)	that next succeeding Business Day falls in the next succeeding calendar month; or

(ii)	the Interest Payment Date that does not occur on a Business Day is also a scheduled maturity date for the relevant Series 2007C Senior Note,

in which case, the relevant Interest Payment Date or maturity date for the relevant Series 2007C Senior Note, as the case may be, will be the immediately preceding Business Day and interest will accrue to but excluding that immediately preceding Business Day.

“Business Day” means a day other than (i) a Saturday or Sunday, (ii) a day on which banks in New York, New York are authorized or obligated by law or executive order to remain closed or (iii) a day on which the Senior Note Indenture Trustee’s corporate trust office is closed for business.

Coupon Rate

The rate of interest for the Series 2007C Senior Notes (whether represented by an extendible note or a substitute note) shall be a per annum rate (the “Coupon Rate”) equal to LIBOR (as defined below) for each Interest Period plus/minus the Applicable Spread. The “Applicable Spread” for any Interest Period shall be determined as of the first day of such Interest Period based on the table below.

Date of Determination	Applicable Spread

From the original issue date but prior to the Interest Payment Date in July 2008	plus/minus	%
On or after the Interest Payment Date in July 2008 but prior to the Interest Payment Date in July 2009	plus/minus	%
On or after the Interest Payment Date in July 2009 but prior to the Interest Payment Date in July 2010	plus/minus	%
On or after the Interest Payment Date in July 2010 but prior to the Interest Payment Date in July 2011	plus/minus	%
On or after the Interest Payment Date in July 2011 but prior to the Interest Payment Date in July 2012	plus/minus	%

“Calculation Agent” means The Bank of New York, or its successor appointed by the Company, acting as calculation agent for the Series 2007C Senior Notes.

“LIBOR” means for any Interest Period the rate for deposits in U.S. dollars for the applicable period referred to below that appears on Reuters Page LIBOR01 (as defined below) as of 11:00 a.m., London time, on the second LIBOR Business Day (as defined below) prior to the first day of such Interest Period (a “LIBOR Determination Date”). If such rate does not appear on such page at such time, then the Calculation Agent will request the principal London office of each of four major reference banks, which may include the Underwriter (as defined below) or its affiliates, in the London interbank market, selected by the Calculation Agent (after consultation with the Company), to provide such bank’s offered quotation to prime banks in the London interbank market for deposits in U.S. dollars in a Representative Amount (as defined below) and for the applicable period referred to below, as of 11:00 a.m., London time, on the LIBOR Determination Date. If at least two such quotations are so provided, LIBOR will be the arithmetic mean of such quotations. If fewer than two such quotations are provided, the Calculation Agent will request each of three major banks, which may include the Underwriter or its affiliates, in The City of New York (after consultation with the Company) to provide such bank’s rate to leading European banks for loans in U.S. dollars in a Representative Amount and for the applicable period referred to below, as of approximately 11:00 a.m., New York City time, on the LIBOR Determination Date. If at least two such rates are so provided, LIBOR will be the arithmetic mean of such rates. If fewer than two such rates are so provided, then LIBOR will be LIBOR in effect during the preceding Interest Period. All percentages resulting from any calculation on a Series 2007C Senior Note will be rounded to the nearest one hundred-thousandth of a percentage point, with a five-one millionths of a percentage point rounded upwards, and all dollar amounts used in or resulting from such calculation on the Series 2007C Senior Notes will be rounded to the nearest cent (with one-half cent being rounded upwards). The applicable period referred to above is one month, in each case commencing on the first day of the applicable Interest Period.

“LIBOR Business Day” means any day that is a Business Day and a day on which dealings in U.S. dollars are transacted in the London interbank market.

“Representative Amount” shall mean a principal amount of not less than U.S. $1,000,000 that is, in the Calculation Agent’s judgment, representative for a single transaction in the relevant market at the relevant time.

“Reuters Page LIBOR01” means the display designated as “LIBOR01” on Reuters 3000 Xtra (or any successor service) (or such other page as may replace Page LIBOR01 on Reuters 3000 Xtra or any successor service).

All calculations made by the Calculation Agent for the purposes of calculating the interest rates on the Series 2007C Senior Notes shall be conclusive and binding on the holders of such Series 2007C Senior Notes, the Company and the Senior Note Indenture Trustee, absent manifest error.

Ranking

The Series 2007C Senior Notes will be direct, unsecured and unsubordinated obligations of the Company ranking equally with all other existing and future unsecured and unsubordinated obligations of the Company. The Series 2007C Senior Notes will be subordinated to all existing and future secured debt of the Company to the extent of the collateral securing such debt of the Company, aggregating approximately $73,000,000 outstanding at

March 31, 2007. The Senior Note Indenture contains no restrictions on the amount of additional indebtedness that may be incurred by the Company.

Redemption

The Series 2007C Senior Notes will not be redeemable by the Company prior to maturity.

Book-Entry Only Issuance — The Depository Trust Company

DTC will act as the initial securities depository for the Series 2007C Senior Notes. The Series 2007C Senior Notes will be issued only as fully registered securities registered in the name of Cede & Co., DTC’s partnership nominee, or such other name as may be requested by an authorized representative of DTC. One or more fully registered global Series 2007C Senior Notes certificates will be issued, representing in the aggregate the total principal amount of the Series 2007C Senior Notes, and will be deposited with the Senior Note Indenture Trustee on behalf of DTC.

DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended (the “1934 Act”). DTC holds and provides asset servicing for over 2.2 million issues of U.S. and non-U.S. equity issues, corporate and municipal debt issues and money market instruments from over 100 countries that DTC’s participants (“Direct Participants”) deposit with DTC. DTC also facilitates the post-trade settlement among Direct Participants of sales and other securities transactions in deposited securities, through electronic computerized book-entry transfers and pledges between Direct Participants’ accounts. This eliminates the need for physical movement of securities certificates. Direct Participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation (“DTCC”). DTCC, in turn, is owned by a number of Direct Participants of DTC and members of the National Securities Clearing Corporation, Fixed Income Clearing Corporation and Emerging Markets Clearing Corporation (NSCC, FICC and EMCC, also subsidiaries of DTCC), as well as by the New York Stock Exchange, Inc., the American Stock Exchange LLC and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as both U.S. and non-U.S. securities brokers and dealers, banks, trust companies and clearing corporations that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly (“Indirect Participants”). DTC has Standard & Poor’s, a division of The McGraw Hill Companies, Inc., highest rating: AAA. The DTC rules applicable to its Direct and Indirect Participants are on file with the Securities and Exchange Commission. More information about DTC can be found at www.dtcc.com and www.dtc.org.

Purchases of Series 2007C Senior Notes under the DTC system must be made by or through Direct Participants, which will receive a credit for the Series 2007C Senior Notes on DTC’s records. The ownership interest of each actual purchaser of Series 2007C Senior Notes (“Beneficial Owner”) is in turn to be recorded on the Direct and Indirect Participants’ records. Beneficial Owners will not receive written confirmation from DTC of their purchases. Beneficial Owners are, however, expected to receive written confirmations providing details of the transactions, as well as periodic statements of their holdings, from the Direct or Indirect Participants through which the Beneficial Owners purchased Series 2007C Senior Notes. Transfers of ownership interests in the Series 2007C Senior Notes are to be accomplished by entries made on the books of Direct and Indirect Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in Series 2007C Senior Notes, except in the event that use of the book-entry system for the Series 2007C Senior Notes is discontinued.

To facilitate subsequent transfers, all Series 2007C Senior Notes deposited by Direct Participants with DTC are registered in the name of DTC’s partnership nominee, Cede & Co., or such other name as may be requested by an authorized representative of DTC. The deposit of Series 2007C Senior Notes with DTC and their registration in the name of Cede & Co. or such other DTC nominee do not effect any changes in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the Series 2007C Senior Notes. DTC’s records reflect only the identity of the Direct Participants to whose accounts such Series 2007C Senior Notes are credited, which may or may not be the Beneficial Owners. The Direct and Indirect Participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

Although voting with respect to the Series 2007C Senior Notes is limited, in those cases where a vote is required, neither DTC nor Cede & Co. (nor any other DTC nominee) will consent or vote with respect to the Series 2007C Senior Notes unless authorized by a Direct Participant in accordance with DTC’s procedures. Under its usual procedures, DTC mails an Omnibus Proxy to the Company as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.’s consenting or voting rights to those Direct Participants to whose accounts Series 2007C Senior Notes are credited on the record date (identified in a listing attached to the Omnibus Proxy).

Payments on the Series 2007C Senior Notes will be made to Cede & Co., or such other nominee as may be requested by an authorized representative of DTC. DTC’s practice is to credit Direct Participants’ accounts upon DTC’s receipt of funds and corresponding detail information from the Company or the Senior Note Indenture Trustee on the relevant payment date in accordance with their respective holdings shown on DTC’s records. Payments by Direct or Indirect Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the account of customers registered in “street name,” and will be the responsibility of such Direct or Indirect Participant and not of DTC or the Company, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment to Cede & Co. (or such other nominee as may be requested by an authorized representative of DTC) is the responsibility of the Company, disbursement of such payments to Direct Participants is the responsibility of DTC, and disbursement of such payments to the Beneficial Owners is the responsibility of Direct and Indirect Participants.

Except as provided herein, a Beneficial Owner of a global Series 2007C Senior Note will not be entitled to receive physical delivery of Series 2007C Senior Notes. Accordingly, each Beneficial Owner must rely on the procedures of DTC to exercise any rights under the Series 2007C Senior Notes. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of securities in definitive form. Such laws may impair the ability to transfer beneficial interests in a global Series 2007C Senior Note.

DTC may discontinue providing its services as securities depository with respect to the Series 2007C Senior Notes at any time by giving reasonable notice to the Company. Under such circumstances, in the event that a successor securities depository is not obtained, Series 2007C Senior Notes certificates will be required to be printed and delivered to the holders of record. Additionally, the Company may decide to discontinue use of the system of book-entry transfers through DTC (or a successor securities depository) with respect to the Series 2007C Senior Notes. The Company understands, however, that under current industry practices, DTC would notify its Direct and Indirect Participants of the Company’s decision, but will only withdraw beneficial interests from a global Series 2007C Senior Note at the request of each Direct or Indirect Participant. In that event, certificates for the Series 2007C Senior Notes will be printed and delivered to the applicable Direct or Indirect Participant.

The information in this section concerning DTC and DTC’s book-entry system has been obtained from sources that the Company believes to be reliable, but the Company takes no responsibility for the accuracy thereof. The Company has no responsibility for the performance by DTC or its Direct or Indirect Participants of their respective obligations as described herein or under the rules and procedures governing their respective operations.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a general discussion of the material United States federal income tax consequences of the acquisition, ownership and disposition of the Series 2007C Senior Notes (including any substitute non-extendible notes issued to holders that do not elect to extend the maturity of such notes) (for purposes of this discussion, collectively, the “Series 2007C Senior Notes”) and constitutes the opinion of Troutman Sanders LLP with respect thereto. This discussion applies only to United States Holders (as defined below) who purchase the Series 2007C Senior Notes in the initial offering at the original issue price and who hold their Series 2007C Senior Notes as capital assets. This discussion does not address all of the federal income tax consequences that might be important to holders in light of their individual circumstances. This section does not apply to any holder that is a member of a class of holders subject to special rules, such as:

•	a dealer in securities or currencies;

•	a trader in securities that elects to use a mark-to-market method of accounting for its securities holdings;

•	a bank;

•	an insurance company;

•	a thrift institution;

•	a partnership or other pass-through entity;

•	a regulated investment company;

•	a tax-exempt organization;

•	a person that owns Series 2007C Senior Notes that are a hedge or that are hedged against interest rate or currency risks;

•	a person that owns Series 2007C Senior Notes as part of a straddle or conversion transaction for tax purposes; or

•	a person whose functional currency for United States federal income tax purposes is not the United States dollar.

This discussion is based on the United States Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing and proposed regulations under the Code (the “Treasury Regulations”), published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

If a partnership (or entity treated as a partnership for United States federal income tax purposes) holds the Series 2007C Senior Notes, the United States federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. Partners in a partnership holding the Series 2007C Senior Notes should consult their tax advisors with regard to the United States federal income tax treatment or other tax consequences of an investment in the Series 2007C Senior Notes.

Prospective purchasers of the Series 2007C Senior Notes are urged to consult their own tax advisors concerning the tax consequences of acquiring, owning and disposing of the Series 2007C Senior Notes in their particular circumstances under the Code and the laws of any other taxing jurisdiction and the possible effects of changes in any applicable tax laws.

For purposes of this discussion, a holder of the Series 2007C Senior Notes is a United States Holder if the holder is a beneficial owner of a Series 2007C Senior Note and is:

•	an individual who is citizen or resident of the United States;

•	a domestic corporation, or entity treated as a corporation for United States federal income tax purposes;

•	an estate whose income is subject to United States federal income tax regardless of its source; or

•	a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust (or that has a valid election in effect to be treated as a United States Holder).

If a holder of the Series 2007C Senior Notes is not a United States Holder, this discussion does not apply to such holder and such holder should consult its own tax advisor.

Interest on the Series 2007C Senior Notes and Disposition of Series 2007C Senior Notes.  The interest rate on the Series 2007C Senior Notes should be treated as a “qualified floating rate” and thus the Series 2007C Senior

Notes should qualify as a “variable rate debt instrument” for United States federal income tax purposes. Accordingly, interest on the Series 2007C Senior Notes generally should be included by a United States Holder as ordinary income at the time the interest is paid or accrued, depending on the United States Holder’s method of tax accounting. A United States Holder generally will recognize capital gain or loss on the sale, retirement or other taxable disposition of a Series 2007C Senior Note equal to the difference between the amount realized on such sale, retirement or disposition (except to the extent attributable to accrued interest, which will be taxable as ordinary income to the extent not previously included in income by the United States Holder) and the United States Holder’s tax basis in the Series 2007C Senior Notes. The deductibility of capital losses is subject to limitations. Capital gain of a non-corporate United States Holder recognized before January 1, 2009 generally will be taxed at a maximum rate of 15% if the United States Holder’s holding period is greater than one year.

Special rules may apply if substitute non-extendible notes issued to United States Holders that do not elect to extend the maturity of their Series 2007C Senior Notes are treated as issued with original issue discount, as discussed below under “United States Holders That Do Not Elect to Extend the Maturity Date.”

Extension of Maturity Date.  There are no regulations, rulings or other authorities directly addressing the United States federal income tax treatment of debt instruments with terms that are substantially similar to the Series 2007C Senior Notes and, therefore, the United States federal income tax treatment of the Series 2007C Senior Notes is uncertain. Pursuant to the Treasury Regulations governing modifications to the terms of debt instruments (the “Modification Regulations”), the exercise of an option by a holder of a debt instrument to defer any scheduled payment of principal is a taxable event if, based on all the facts and circumstances, such deferral is considered material under the Modification Regulations. The Modification Regulations do not specifically address the unique features of the Series 2007C Senior Notes (including their economic equivalence to a five-year debt instrument containing put options). However, under the Treasury Regulations governing original issue discount on debt instruments (the “OID Regulations”), for purposes of determining the yield and maturity of a debt instrument that provides the holder with an unconditional option, exercisable during the term of the debt instrument, that, if exercised, requires payments to be made on the debt instrument under an alternative payment schedule (e.g., an option to extend the maturity of the debt instrument), a holder is deemed to exercise or not exercise an option or combination of options in a manner that maximizes the yield on the debt instrument. Since the spread will periodically increase during the term of the Series 2007C Senior Notes from an initial amount equal to LIBOR plus/minus     % to an amount equal to LIBOR plus/minus     %, under these rules, as of the issue date, it would be reasonable to assume that original holders of the Series 2007C Senior Notes would elect to extend the maturity of all of the principal amount of the Series 2007C Senior Notes until the final maturity date in accordance with the procedures described under “Description of the Series 2007C Senior Notes” above. Although it is not entirely clear how the above described provision of the OID Regulations would apply to a variable rate debt instrument such as the Series 2007C Senior Notes, we believe that it should apply in a similar manner, in which case, based on the assumption in the preceding sentence, the final maturity date of the Series 2007C Senior Notes should be treated as the sole maturity date for purposes of the OID Regulations. Moreover, although it is unclear how the above described provision of the OID Regulations applies in conjunction with the Modification Regulations, we believe that the final maturity date of the Series 2007C Senior Notes should similarly be treated as the sole maturity date of the Series 2007C Senior Notes for purposes of the Modification Regulations, in which case an election to extend the maturity of all or any portion of the principal amount of the Series 2007C Senior Notes in accordance with the procedures described above should not cause a taxable event for United States federal income tax purposes. United States Holders will be obligated to take this position by the express terms of the Series 2007C Senior Notes, absent an administrative or judicial determination to the contrary.

United States Holders should be aware that no assurance can be given that the Internal Revenue Service will accept, or that the courts will uphold, the characterization and the tax treatment of the Series 2007C Senior Notes described above. If the Internal Revenue Service were successful in asserting that an election to extend the maturity of all or any portion of the principal amount of the Series 2007C Senior Notes is a taxable event for United States federal income tax purposes, then United States Holders would be required to recognize any gain inherent in the Series 2007C Senior Notes upon the exercise of such election. United States Holders should consult their tax advisors regarding the United States federal income tax consequences of an investment in, and extending (or not extending) the maturity of, the Series 2007C Senior Notes.

United States Holders That Do Not Elect to Extend the Maturity Date.  If a United States Holder does not elect to extend the maturity date of its Series 2007C Senior Notes as of any Election Date, although the matter is not free from doubt, based upon the analysis above under “Extension of Maturity Date,” such United States Holder should be treated as having disposed of its Series 2007C Senior Notes in a taxable transaction in return for substitute non-extendible notes if the differences between the terms of the original notes and the substitute notes as of the applicable Election Date are “economically significant.” Except as otherwise noted, the discussion below assumes that United States Holders will be so treated and that such differences will be “economically significant.” If the differences between the terms of the original notes and the substitute notes as of the applicable Election Date are not “economically significant,” a United States Holder will not be treated as having disposed of its original notes in a taxable exchange at such time and will be subject to tax with respect to its substitute notes in the same manner as described above with respect to the Series 2007C Senior Notes.

If a United States Holder does not elect to extend the maturity date of all or a portion of its Series 2007C Senior Notes as of any Election Date, it will recognize gain or loss in an amount equal to the difference between its tax basis in the original notes for which the election is not made and the issue price of the substitute non-extendible notes. The issue price of the substitute notes will be determined in the following manner. If the substitute notes are treated as “publicly traded” under the OID Regulations, then the issue price for the substitute notes will be equal to the fair market value of the substitute notes as of the applicable Election Date. If the substitute notes are not treated as “publicly traded” under the OID Regulations but the Series 2007C Senior Notes are treated as “publicly traded” under the OID Regulations, then the issue price for the substitute notes will be equal to the fair market value of the Series 2007C Senior Notes as of the applicable Election Date. If neither the Series 2007C Senior Notes nor the substitute notes are treated as “publicly traded” under the OID Regulations, then the issue price of the substitute notes will be equal to the principal amount of the substitute notes.

If the issue price for a substitute non-extendible note, determined as set forth above, is greater than 99.75% of the substitute note’s face amount, a United States Holder will not be subject to the original issue discount rules with respect to the substitute notes and will be subject to United States federal income tax on the substitute notes as described above under “Interest on the Series 2007C Senior Notes and Disposition of Series 2007C Senior Notes.” However, if the issue price for a substitute note is determined to be less than or equal to 99.75% of the substitute note’s face amount, a United States Holder will be required to include original interest discount in income over the remaining term of the substitute note. Any original issue discount so included in income will be added to the United States Holder’s tax basis in the substitute notes. The original issue discount rules are complex and, as noted above, the federal income tax treatment of the Series 2007C Senior Notes is uncertain. United States Holders should consult their tax advisors regarding the United States federal income tax consequences of not extending the maturity date of the Series 2007C Senior Notes and the potential application of the original issue discount rules.

Backup Withholding and Information Reporting.  In general, with respect to non-corporate United States Holders, the Company and other payors are required to report to the Internal Revenue Service all payments of principal, any premium and interest on the Series 2007C Senior Notes, and the accrual of original issue discount, if any. In addition, the Company and other payors are required to report to the Internal Revenue Service any payment of proceeds of the sale of the Series 2007C Senior Notes before maturity within the United States. Additionally, backup withholding will apply to any payments, including payments of original issue discount, if a holder fails to provide an accurate taxpayer identification number or otherwise establish an exemption, or if such holder has been notified by the Internal Revenue Service that it has failed to report all interest and dividends required to be shown on its United States federal income tax returns.

THE UNITED STATES FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY AND MAY NOT BE APPLICABLE DEPENDING UPON A HOLDER’S PARTICULAR SITUATION. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE TAX CONSEQUENCES TO THEM OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF THE SERIES 2007C SENIOR NOTES, INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL, FOREIGN AND OTHER TAX LAWS AND POSSIBLE EFFECTS OF CHANGES IN FEDERAL OR OTHER TAX LAWS.

UNDERWRITING

Subject to the terms and conditions of an underwriting agreement (the “Underwriting Agreement”), the Company has agreed to sell to Morgan Stanley & Co. Incorporated (the “Underwriter”) and the Underwriter has agreed to purchase from the Company the entire principal amount of the Series 2007C Senior Notes.

The Underwriting Agreement provides that the obligation of the Underwriter to pay for and accept delivery of the Series 2007C Senior Notes is subject to, among other things, the approval of certain legal matters by its counsel and certain other conditions. The Underwriter is obligated to purchase all of the Series 2007C Senior Notes offered hereby, if any of the Series 2007C Senior Notes are purchased.

Series 2007C Senior Notes sold by the Underwriter to the public will initially be offered at the public offering price set forth on the cover page of this Prospectus Supplement. If all of the Series 2007C Senior Notes are not sold at the initial offering price, the Underwriter may change the offering price and the other selling terms.

The Series 2007C Senior Notes are a new issue of securities with no established trading market. The Series 2007C Senior Notes will not be listed on any securities exchange or on any automated dealer quotation system. The Underwriter may make a market in the Series 2007C Senior Notes after completion of the offering, but will not be obligated to do so and may discontinue any market-making activities at any time without notice. No assurance can be given as to the liquidity of the trading market for the Series 2007C Senior Notes or that an active public market for the Series 2007C Senior Notes will develop. If an active public trading market for the Series 2007C Senior Notes does not develop, the market price and liquidity of the Series 2007C Senior Notes may be adversely affected.

The Company has agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

The Company’s expenses associated with the offer and sale of the Series 2007C Senior Notes are estimated to be $           .

In order to facilitate the offering of the Series 2007C Senior Notes, the Underwriter may engage in transactions that stabilize, maintain or otherwise affect the price of the Series 2007C Senior Notes. Specifically, the Underwriter may over-allot in connection with the offering, creating short positions in the Series 2007C Senior Notes for its own account. In addition, to cover over-allotments or to stabilize the price of the Series 2007C Senior Notes, the Underwriter may bid for, and purchase, Series 2007C Senior Notes in the open market. The Underwriter may reclaim selling concessions allowed to a dealer for distributing Series 2007C Senior Notes in the offering, if the Underwriter repurchases previously distributed Series 2007C Senior Notes in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Series 2007C Senior Notes above independent market levels. The Underwriter is not required to engage in these activities, and may end any of these activities at any time without notice.

In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of a security to the extent that it were to discourage resales of the security.

Neither the Company nor the Underwriter makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Series 2007C Senior Notes. In addition, neither the Company nor the Underwriter makes any representation that the Underwriter will engage in such transactions or that such transactions once commenced will not be discontinued without notice.

The Underwriter and its affiliates have engaged and may in the future engage in transactions with, and, from time to time, have performed and may perform investment banking and/or commercial banking services for, the Company and its affiliates in the ordinary course of business, for which they have received and will receive customary compensation.

PROSPECTUS

Georgia Power Company

Class A Preferred Stock

Preference Stock

Depositary Preference Shares,
each representing a fraction of a share
of Preference Stock

Senior Notes

Junior Subordinated Notes

We will provide the specific terms of these securities in supplements to this Prospectus. You should read this Prospectus and the applicable Prospectus Supplement carefully before you invest.

See “Risk Factors” on page 2 for information on certain risks related to the purchase of these securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

February 28, 2007

ABOUT THIS PROSPECTUS

This Prospectus is part of a registration statement filed with the Securities and Exchange Commission (the “Commission”) using a “shelf” registration process under the Securities Act of 1933, as amended (the “1933 Act”). Under the shelf process, Georgia Power Company (the “Company”) may sell, in one or more transactions,

• Class A preferred stock (the “new Stock”)

• preference stock (the “Preference Stock”)

•	depositary shares, each representing a fraction of a share of Preference Stock (the “Depositary Shares”)

• senior notes (the “Senior Notes”)

• junior subordinated notes (the “Junior Subordinated Notes”)

in one or more offerings. This Prospectus provides a general description of those securities. Each time the Company sells securities, the Company will provide a prospectus supplement that will contain specific information about the terms of that offering (“Prospectus Supplement”). The Prospectus Supplement may also add, update or change information contained in this Prospectus. You should read this Prospectus and the applicable Prospectus Supplement together with the additional information under the heading “Available Information.”

RISK FACTORS

Investing in the Company’s securities involves risk. Please see the risk factors described in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006, which is incorporated by reference in this Prospectus. Before making an investment decision, you should carefully consider these risks as well as other information contained or incorporated by reference in this Prospectus. The risks and uncertainties described are not the only ones facing the Company. Additional risks and uncertainties not presently known to the Company or that the Company currently deems immaterial may also impair its business operations, its financial results and the value of its securities.

AVAILABLE INFORMATION

The Company has filed with the Commission a registration statement on Form S-3 (the “Registration Statement,” which term encompasses any amendments of and exhibits to the Registration Statement) under the 1933 Act. As permitted by the rules and regulations of the Commission, this Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules to the Registration Statement, to which reference is made.

The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the “1934 Act”), and in accordance with the 1934 Act files reports and other information with the Commission. Such reports and other information can be inspected and copied at the Public Reference Room of the Commission at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the Commission at 1-800-SEC-0330. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding registrants including the Company that file electronically at http://www.sec.gov. In addition, reports and other material concerning the Company can be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006 has been filed with the Commission pursuant to the 1934 Act and is incorporated in this Prospectus by reference and made a part of this Prospectus.

All documents filed by the Company with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the 1934 Act subsequent to the date of this Prospectus and prior to the termination of this offering shall be deemed to be incorporated in this Prospectus by reference and made a part of this Prospectus from the date of filing of such documents; provided, however, that the Company is not incorporating any information furnished under Items 2.02 or 7.01 of any Current Report on Form 8-K unless specifically stated otherwise. Any statement contained in a document incorporated or deemed to be incorporated by reference in this Prospectus shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained in this Prospectus or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this Prospectus modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

The Company will provide without charge to each person to whom this Prospectus is delivered, on the written or oral request of any such person, a copy of any or all documents incorporated in this Prospectus by reference (other than the exhibits to such documents unless such exhibits are specifically incorporated by reference). Such requests should be directed to Daniel M. Lowery, Corporate Secretary, Georgia Power Company, 241 Ralph McGill Boulevard, N.E., Atlanta, Georgia 30308-3374, telephone: (404) 506-6526.

GEORGIA POWER COMPANY

The Company is a wholly-owned subsidiary of The Southern Company (“Southern”). The Company was incorporated under the laws of the State of Georgia on June 26, 1930, and admitted to do business in Alabama on September 15, 1948. Effective July 1, 2006, Savannah Electric and Power Company, formerly a wholly-owned subsidiary of Southern, was merged with and into the Company. The Company is engaged in the generation and purchase of electric energy and the transmission, distribution and sale of such energy within the State of Georgia at retail in over 600 communities (including Athens, Atlanta, Augusta, Columbus, Macon, Rome, Savannah and Valdosta), as well as in rural areas, and at wholesale currently to 39 electric cooperative associations through Oglethorpe Power Corporation, a corporate cooperative of electric membership corporations in Georgia, and to 50 municipalities, 48 of which are served through the Municipal Electric Authority of Georgia, a public corporation and an instrumentality of the State of Georgia. The Company and one of its affiliates, Alabama Power Company, each owns 50% of the common stock of Southern Electric Generating Company (“SEGCO”). SEGCO owns electric generating units near Wilsonville, Alabama. The principal executive offices of the Company are located at 241 Ralph McGill Boulevard, N.E., Atlanta, Georgia 30308-3374, and the telephone number is (404) 506-6526.

SELECTED INFORMATION

The following material, which is presented in this Prospectus solely to furnish limited introductory information regarding the Company, has been selected from, or is based upon, the detailed information and financial statements appearing in the documents incorporated by reference in this Prospectus or elsewhere in this Prospectus, is qualified in its entirety by reference to those documents and, therefore, should be read together with those documents.

Georgia Power Company

Business	Generation, transmission, distribution and sale of electric energy

Service Area	Approximately 59,200 square miles comprising most of the State of Georgia

Customers at December 31, 2006	2,305,676

Generating Capacity at December 31, 2006 (kilowatts)	15,995,224

Sources of Generation during 2006 (kilowatt-hours)	Coal (75%), Nuclear (18%), Gas and Oil (6%), Hydro (1%)

Certain Ratios

The following table sets forth the Ratios of Earnings to Fixed Charges and Earnings to Fixed Charges Plus Preferred Dividend Requirements (Pre-Income Tax Basis) for the periods indicated.

	Year Ended December 31,
	2002	2003	2004	2005	2006

Ratio of Earnings to Fixed Charges(1)	4.96	4.96	5.05	4.87	4.72
Ratio of Earnings to Fixed Charges Plus Preferred Dividend Requirements (Pre-Income Tax Basis)(2)	4.95	4.95	4.99	4.79	4.62

(1)	This ratio is computed as follows: (i) “Earnings” have been calculated by adding to “Earnings Before Income Taxes” “Interest expense, net of amounts capitalized,” “Interest expense to affiliate trusts,” “Distributions on mandatorily redeemable preferred securities” and the debt portion of allowance for funds used during construction; and (ii) “Fixed Charges” consist of “Interest expense, net of amounts capitalized,” “Interest expense to affiliate trusts,” “Distributions on mandatorily redeemable preferred securities” and the debt portion of allowance for funds used during construction.
(2)	In computing this ratio, “Preferred Dividend Requirements” represent the before tax earnings necessary to pay such dividends, computed at the effective tax rates for the applicable periods.

USE OF PROCEEDS

Except as may be otherwise described in an applicable Prospectus Supplement, any proceeds received by the Company from the sale of the new Stock, the Preference Stock, the Depositary Shares, the Senior Notes or the Junior Subordinated Notes will be used in connection with its ongoing construction program, to pay scheduled maturities and/or refundings of its securities, to repay short-term indebtedness to the extent outstanding and for other general corporate purposes.

DESCRIPTION OF THE NEW STOCK

Set forth below is a description of the general terms of the new Stock. The statements in this Prospectus concerning the new Stock are an outline and do not purport to be complete. Such statements make use of defined terms and are qualified in their entirety by reference to the Charter of the Company (the “Charter”) and the amendments thereto, a copy of which is filed as an exhibit to the Registration Statement of which this Prospectus forms a part for complete statements and for the definitions of various terms. The general provisions which apply to the preferred stock of the Company of all classes, which are now or may at a later time be authorized or created, are set forth in the Charter.

General

The new Stock will be issued in series of the Company’s Class A Preferred Stock to be established and designated by an amendment to the Charter.

As of December 31, 2006, there were 1,800,000 outstanding shares of the Class A Preferred Stock. The Class A Preferred Stock has a par value of $25 per share. In addition to the Class A Preferred Stock, the Company has authorized 5,000,000 shares of Preferred Stock, with a par value of $100 per share. As of December 31, 2006, there were no outstanding shares of the Preferred Stock.

The new Stock will not be subject to further calls or assessment by the Company.

Any proposed listing of the new Stock on a securities exchange will be described in the applicable Prospectus Supplement.

Transfer Agent and Registrar

Unless otherwise indicated in the applicable Prospectus Supplement, the transfer agent for the new Stock will be Southern Company Services, Inc., 30 Ivan Allen Jr. Blvd., N.W., Atlanta, Georgia 30308, which will also serve as the registrar.

Dividend Rights and Provisions

Dividends on the new Stock are payable, when and if declared by the Board of Directors, at the rate per annum determined for each respective series. Unless otherwise indicated in the applicable Prospectus Supplement, dividends will be payable to holders of record of the new Stock as they appear on the books of the Company on the record dates fixed by the Board of Directors.

The applicable Prospectus Supplement will set forth the dividend rate provisions of the new Stock, including the payment dates and the rate or rates, or the method of determining the rate or rates (which may involve periodic dividend rate settings through remarketing or auction procedures or pursuant to one or more formulae, as described in the applicable Prospectus Supplement), and whether dividends shall be cumulative and, if so, from which date or dates.

Redemption Provisions

The redemption provisions applicable to the new Stock will be described in the applicable Prospectus Supplement.

Voting Rights

The applicable Prospectus Supplement will describe the voting rights for each series of the new Stock.

Liquidation Rights

Upon voluntary or involuntary liquidation, the holders of the Preferred Stock and Class A Preferred Stock of each series, without preference among series, are entitled to receive the amount specified to be payable on the shares of such series before any distribution of assets may be made to the holders of the Company’s Preference

Stock or Common Stock. Available assets, if insufficient to pay such amounts to the holders of the Preferred Stock and Class A Preferred Stock, are to be distributed pro rata to the payment, first of the amount per share payable in the event of involuntary liquidation, second of accrued dividends and third of any premium.

Sinking Fund

The terms and conditions of a sinking or purchase fund, if any, for the benefit of the holders of the new Stock will be set forth in the applicable Prospectus Supplement.

Other Rights

The holders of the new Stock do not have any pre-emptive or conversion rights, except as otherwise described in the applicable Prospectus Supplement.

DESCRIPTION OF THE PREFERENCE STOCK

Set forth below is a description of the general terms of the Preference Stock. The statements in this Prospectus concerning the Preference Stock are an outline and do not purport to be complete. Such statements make use of defined terms and are qualified in their entirety by reference to the Charter and the amendments thereto, a copy of which is filed as an exhibit to the Registration Statement of which this Prospectus forms a part for complete statements and for the definitions of various terms. The general provisions which apply to all series of the Preference Stock, which are now or may at a later time be authorized or created, are set forth in the Charter.

General

The Preference Stock will be issued in series to be established and designated by an amendment to the Charter.

As of December 31, 2006, there were no outstanding shares of the Preference Stock. The Preference Stock has a par value of $100 per share. The Preference Stock ranks junior to the Preferred Stock and the Class A Preferred Stock with respect to dividends and amounts payable upon liquidation, dissolution or winding up of the Company. The Preference Stock ranks senior to the Company’s Common Stock and to any other securities the Company may issue in the future that by their terms rank junior to the Preference Stock with respect to dividends and amounts payable upon liquidation, dissolution or winding up of the Company. All shares of the Preference Stock will rank on a parity with respect to dividends and amounts payable upon liquidation, dissolution or winding up of the Company.

The Preference Stock will not be subject to further calls or assessment by the Company.

Any proposed listing of the Preference Stock on a securities exchange will be described in the applicable Prospectus Supplement.

Transfer Agent and Registrar

Unless otherwise indicated in the applicable Prospectus Supplement, the transfer agent for the Preference Stock will be Southern Company Services, Inc., 30 Ivan Allen Jr. Blvd., N.W., Atlanta, Georgia 30308, which will also serve as the registrar.

Dividend Rights and Provisions

Dividends on the Preference Stock are payable, when and if declared by the Board of Directors, at the rate per annum determined for each respective series. Unless otherwise indicated in the applicable Prospectus Supplement, dividends will be payable to holders of record of the Preference Stock as they appear on the books of the Company on the record dates fixed by the Board of Directors.

The applicable Prospectus Supplement will set forth the dividend rate provisions of the Preference Stock, including the payment dates and the rate or rates, or the method of determining the rate or rates (which may involve periodic dividend rate settings through remarketing or auction procedures or pursuant to one or more formulae, as described in the applicable Prospectus Supplement), and whether dividends shall be cumulative and, if so, from which date or dates.

Redemption Provisions

The redemption provisions applicable to the Preference Stock will be described in the applicable Prospectus Supplement.

Voting Rights

The applicable Prospectus Supplement will describe the voting rights for each series of the Preference Stock.

Liquidation Rights

Upon voluntary or involuntary liquidation, the holders of the Preference Stock of each series, without preference among series, are entitled to receive the amount specified to be payable on the shares of such series before any distribution of assets may be made to the holders of the Company’s Common Stock. Available assets, if insufficient to pay such amounts to the holders of the Preference Stock, are to be distributed pro rata to the payment, first of the amount per share payable in the event of involuntary liquidation, second of accrued dividends and third of any premium.

Sinking Fund

The terms and conditions of a sinking or purchase fund, if any, for the benefit of the holders of the Preference Stock will be set forth in the applicable Prospectus Supplement.

Other Rights

The holders of the Preference Stock do not have any pre-emptive or conversion rights, except as otherwise described in the applicable Prospectus Supplement.

DESCRIPTION OF THE DEPOSITARY SHARES

Set forth below is a description of the general terms of the Depositary Shares. The statements in this Prospectus concerning the Depositary Shares and the Deposit Agreement (as defined below) are an outline and do not purport to be complete. Such statements make use of defined terms and are qualified in their entirety by express reference to the Deposit Agreement (which contains the form of Depositary Receipt (as defined below)), a form of which is an exhibit to the Registration Statement of which this Prospectus forms a part.

General

The Company may, at its option, elect to offer Depositary Shares. Each Depositary Share will represent a fraction of a share of Preference Stock as described in the Prospectus Supplement. The shares of Preference Stock represented by the Depositary Shares will be deposited under a Deposit Agreement (the “Deposit Agreement”), among the Company, the Depositary named in the Deposit Agreement (the “Depositary”) and all holders from time to time of the depositary receipts (the “Depositary Receipts”) issued under the Deposit Agreement. Subject to the terms of the Deposit Agreement, each owner of a Depositary Share is entitled, proportionately, to all the rights, preferences and privileges of the Preference Stock (including dividend, voting and liquidation rights) and subject, proportionately, to all of the limitations of the Preference Stock contained in the Charter summarized under “Description of the Preference Stock” in this Prospectus. The Depositary Shares are evidenced by Depositary Receipts issued pursuant to the Deposit Agreement.

Any proposed listing of the Depositary Shares on a securities exchange will be described in the Prospectus Supplement.

Issuance of Depositary Receipts

Immediately following the issuance of the Preference Stock, the Company will deposit the Preference Stock with the Depositary, which will then execute and deliver the Depositary Receipts to the Company. The Company will, in turn, deliver the Depositary Receipts to the underwriters or purchasers. Depositary Receipts will be issued evidencing only whole Depositary Shares.

Withdrawal of Preference Stock

Upon surrender of Depositary Receipts at the corporate trust office of the Depositary, the owner of the Depositary Shares evidenced by such Depositary Receipts is entitled to delivery at such office of certificates evidencing the number of shares of Preference Stock (but only in whole shares of Preference Stock) represented by such Depositary Shares. If the Depositary Receipts delivered by the holder evidence a number of Depositary Shares in excess of the number of whole shares of Preference Stock to be withdrawn, the Depositary will deliver to such holder at the same time a new Depositary Receipt evidencing such excess number of Depositary Shares. The Company does not expect that there will be any public trading market for the Preference Stock, except as represented by the Depositary Shares.

Redemption of Depositary Shares

The Depositary Shares will be redeemed, upon not less than 15 nor more than 60 days’ notice, using the cash proceeds received by the Depositary resulting from the redemption, in whole or in part, at the Company’s option, but subject to the applicable terms and conditions, of shares of Preference Stock held by the Depositary. The redemption price per Depositary Share will be equal to the fraction of the redemption price per share applicable to the Preference Stock. Whenever the Company redeems shares of the Preference Stock held by the Depositary, the Depositary will redeem as of the same redemption date the number of Depositary Shares representing the shares of Preference Stock so redeemed. If less than all the outstanding Depositary Shares are to be redeemed, the Depositary Shares to be redeemed will be selected pro rata (as nearly as may be) or by lot or by such other equitable method as the Depositary may determine.

Dividends and Other Distributions

The Depositary will distribute all cash dividends or other cash distributions received in respect of Preference Stock to the record holders of Depositary Receipts in proportion, insofar as practicable, to the number of Depositary Shares owned by such holders. In the event of a distribution other than in cash, the Depositary will distribute property received by it to the record holders of Depositary Receipts entitled to such property, unless the Depositary determines that it is not feasible to make such distribution, in which case the Depositary may, with the approval of the Company, adopt such method as it deems equitable and practicable for the purpose of effecting such distribution, including the sale (at public or private sale) of such property and distribution of the net proceeds from such sale to such holders. The amount distributed in any of the foregoing cases will be reduced by any amounts required to be withheld by the Company or the Depositary on account of taxes or otherwise required pursuant to law, regulation or court process.

Record Date

Whenever (i) any cash dividend or other cash distribution shall become payable, any distribution other than cash shall be made, or any rights, preferences or privileges shall be offered with respect to the Preference Stock or (ii) the Depositary shall receive notice of any meeting at which holders of Preference Stock are entitled to vote or of which holders of Preference Stock are entitled to notice, the Depositary shall in each such instance fix a record date (which shall be the record date fixed by the Company with respect to the Preference Stock) for the determination of the holders of Depositary Receipts who shall be entitled to (y) receive such dividend, distribution, rights, preferences or privileges or the net proceeds of such sale or (z) give instructions for the exercise of voting rights at such meeting or receive notice of such meeting.

Voting Preference Stock

Upon receipt of notice of any meeting at which the holders of Preference Stock are entitled to vote, the Depositary will mail the information contained in such notice of meeting to the record holders of Depositary Receipts. The record holders of Depositary Receipts on the record date (which will be the same date as the record date for the Preference Stock) will be entitled to instruct the Depositary as to the exercise of the voting rights pertaining to the amount of Preference Stock represented by their respective Depositary Receipts. The Depositary will endeavor insofar as practicable to vote or cause to be voted the amount of Preference Stock represented by such Depositary Receipts in accordance with such instructions, and the Company has agreed to take all action which may be deemed necessary by the Depositary in order to enable the Depositary to do so. The Depositary will abstain from voting the Preference Stock to the extent it does not receive specific instructions from the holders of the Depositary Receipts.

Amendment and Termination of Deposit Agreement

The form of the Depositary Receipts and any provisions of the Deposit Agreement may at any time and from time to time be amended or modified in any respect by agreement between the Company and the Depositary. Any amendment which imposes any fees or charges (other than taxes, fees and charges provided for in the Deposit Agreement) on the holders of Depositary Receipts, or which otherwise prejudices any substantial existing right of holders of Depositary Receipts, will not become effective as to outstanding Depositary Receipts until the expiration of 90 days after notice of such amendment shall have been given to the record holders of outstanding Depositary Receipts. Every holder of an outstanding Depositary Receipt at the time any such amendment so becomes effective shall be deemed, by continuing to hold such Depositary Receipt, to consent and agree to such amendment and to be bound by the Deposit Agreement as amended. In no event may any amendment impair the right of the holder of any Depositary Receipt, subject to the conditions of the Deposit Agreement, to surrender such Depositary Receipt and receive the Preference Stock represented by such Depositary Receipt, except in order to comply with mandatory provisions of applicable law.

Whenever so directed by the Company, the Depositary will terminate the Deposit Agreement by mailing notice of such termination to the record holders of all Depositary Receipts then outstanding at least 30 days prior to the date fixed in such notice for such termination. The Depositary may likewise terminate the Deposit Agreement if at any time 60 days shall have expired after the Depositary shall have delivered to the Company a written notice of its election to resign and a successor depositary shall not have been appointed and accepted its appointment. If any Depositary Receipts remain outstanding after the date of termination, the Depositary will discontinue the transfer of Depositary Receipts, will suspend the distribution of dividends to the holders of Depositary Receipts and will not give any further notices (other than notice of such termination) or perform any further acts under the Deposit Agreement except that the Depositary will continue to collect dividends and other distributions pertaining to the Preference Stock and deliver Preference Stock together with such dividends and distributions and the net proceeds of any sale of any rights, preferences, privileges or other property in exchange for Depositary Receipts surrendered. At any time after the expiration of two years from the date of termination, the Depositary may sell the Preference Stock then held by it at public or private sale at such place or places and upon such terms as it deems proper and may thereafter hold the net proceeds of any such sale, together with any other cash then held by it, without liability for interest, for the pro rata benefit of the holders of Depositary Receipts which have not been surrendered. Any such moneys unclaimed by the holders of Depositary Receipts more than two years from the date of termination of the Deposit Agreement will, upon request of the Company, be paid to it, and after such payment, the holders of Depositary Receipts entitled to the funds so paid to the Company shall look only to the Company for payment without interest. The Company does not intend to terminate the Deposit Agreement or to permit the resignation of the Depositary without appointing a successor depositary.

Charges of Depositary

The Company will pay all charges of the Depositary including charges for the initial deposit of the Preference Stock and delivery of Depositary Receipts and withdrawals of Preference Stock by the holders of Depositary Receipts, except for taxes (including transfer taxes, if any) and such charges as are expressly provided in the Deposit Agreement to be at the expense of the persons depositing Preference Stock or holders of Depositary Receipts.

Miscellaneous

The Depositary will make available for inspection by holders of Depositary Receipts at its corporate trust office any reports and communications received from the Company which are made generally available to the holders of Preference Stock by the Company.

Neither the Depositary nor the Company will be liable if it is prevented or delayed by law or any circumstance beyond its control in performing its obligations under the Deposit Agreement. The obligations of the Depositary and the Company under the Deposit Agreement are limited to performance in good faith of their duties under the Deposit Agreement, and they are not obligated to prosecute or defend any legal proceeding in respect of the Preference Stock, the Depositary Receipts or the Depositary Shares unless satisfactory indemnity is furnished. The Depositary and the Company may rely upon advice of or information from counsel, accountants or other persons believed to be competent and on documents believed to be genuine.

The Depositary may at any time resign or be removed by the Company, effective upon the acceptance by its successor of its appointment.

DESCRIPTION OF THE SENIOR NOTES

Set forth below is a description of the general terms of the Senior Notes. The following description does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the Senior Note Indenture, dated as of January 1, 1998, between the Company and The Bank of New York (as successor to JPMorgan Chase Bank, N.A. (formerly known as The Chase Manhattan Bank)), as trustee (the “Senior Note Indenture Trustee”), as to be supplemented by a supplemental indenture to the Senior Note Indenture establishing the Senior Notes of each series (the Senior Note Indenture, as so supplemented, is referred to as the “Senior Note Indenture”), the forms of which are filed as exhibits to the Registration Statement of which this Prospectus forms a part. The terms of the Senior Notes will include those stated in the Senior Note Indenture and those made a part of the Senior Note Indenture by reference to the Trust Indenture Act of 1939, as amended (the “1939 Act”). Certain capitalized terms used in this Prospectus are defined in the Senior Note Indenture.

General

The Senior Notes will be issued as unsecured senior debt securities under the Senior Note Indenture and will rank equally with all other unsecured and unsubordinated debt of the Company. The Senior Notes will be effectively subordinated to all secured debt of the Company, aggregating approximately $74,000,000 outstanding at December 31, 2006. The Senior Note Indenture does not limit the aggregate principal amount of Senior Notes that may be issued under the Senior Note Indenture and provides that Senior Notes may be issued from time to time in one or more series pursuant to an indenture supplemental to the Senior Note Indenture. The Senior Note Indenture gives the Company the ability to reopen a previous issue of Senior Notes and issue additional Senior Notes of such series, unless otherwise provided.

Reference is made to the Prospectus Supplement that will accompany this Prospectus for the following terms of the series of Senior Notes being offered by such Prospectus Supplement: (i) the title of such Senior Notes; (ii) any limit on the aggregate principal amount of such Senior Notes; (iii) the date or dates on which the principal of such Senior Notes is payable; (iv) the rate or rates at which such Senior Notes shall bear interest, if any, or any method by which such rate or rates will be determined, the date or dates from which such interest will accrue, the interest payment dates on which such interest shall be payable, and the regular record date for the interest payable on any interest payment date; (v) the place or places where the principal of (and premium, if any) and interest, if any, on such Senior Notes shall be payable; (vi) the period or periods within which, the price or prices at which and the terms and conditions on which such Senior Notes may be redeemed, in whole or in part, at the option of the Company or at the option of the holder prior to their maturity; (vii) the obligation, if any, of the Company to redeem or purchase such Senior Notes; (viii) the denominations in which such Senior Notes shall be issuable; (ix) if other than the principal amount of such Senior Notes, the portion of the principal amount of such Senior Notes which shall be payable upon declaration of acceleration of the maturity of such Senior Notes; (x) any deletions from, modifications of or additions to the Events of Default or covenants of the Company as provided in the Senior Note Indenture pertaining to such Senior Notes; (xi) whether such Senior Notes shall be issued in whole or in part in the form of a Global Security; and (xii) any other terms of such Senior Notes.

The Senior Note Indenture does not contain provisions that afford holders of Senior Notes protection in the event of a highly leveraged transaction involving the Company.

Events of Default

The Senior Note Indenture provides that any one or more of the following described events with respect to the Senior Notes of any series, which has occurred and is continuing, constitutes an “Event of Default” with respect to the Senior Notes of such series:

(a) failure for 10 days to pay interest on the Senior Notes of such series, when due on an interest payment date other than at maturity or upon earlier redemption; or

(b) failure to pay principal or premium, if any, or interest on the Senior Notes of such series when due at maturity or upon earlier redemption; or

(c) failure for three Business Days to deposit any sinking fund payment when due by the terms of a Senior Note of such series; or

(d) failure to observe or perform any other covenant or warranty of the Company in the Senior Note Indenture (other than a covenant or warranty which has expressly been included in the Senior Note Indenture solely for the benefit of one or more series of Senior Notes other than such series) for 90 days after written notice to the Company from the Senior Note Indenture Trustee or the holders of at least 25% in principal amount of the outstanding Senior Notes of such series; or

(e) certain events of bankruptcy, insolvency or reorganization of the Company.

The holders of not less than a majority in aggregate outstanding principal amount of the Senior Notes of any series have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Senior Note Indenture Trustee with respect to the Senior Notes of such series. If a Senior Note Indenture Event of Default occurs and is continuing with respect to the Senior Notes of any series, then the Senior Note Indenture Trustee or the holders of not less than 25% in aggregate outstanding principal amount of the Senior Notes of such series may declare the principal amount of the Senior Notes due and payable immediately by notice in writing to the Company (and to the Senior Note Indenture Trustee if given by the holders), and upon any such declaration such principal amount shall become immediately due and payable. At any time after such a declaration of acceleration with respect to the Senior Notes of any series has been made and before a judgment or decree for payment of the money due has been obtained as provided in Article Five of the Senior Note Indenture, the holders of not less than a majority in aggregate outstanding principal amount of the Senior Notes of such series may rescind and annul such declaration and its consequences if the default has been cured or waived and the Company has paid or deposited with the Senior Note Indenture Trustee a sum sufficient to pay all matured installments of interest and principal due otherwise than by acceleration and all sums paid or advanced by the Senior Note Indenture Trustee, including reasonable compensation and expenses of the Senior Note Indenture Trustee.

The holders of not less than a majority in aggregate outstanding principal amount of the Senior Notes of any series may, on behalf of the holders of all the Senior Notes of such series, waive any past default with respect to such series, except (i) a default in the payment of principal or interest or (ii) a default in respect of a covenant or provision which under Article Nine of the Senior Note Indenture cannot be modified or amended without the consent of the holder of each outstanding Senior Note of such series affected.

Registration and Transfer

The Company shall not be required to (i) issue, register the transfer of or exchange Senior Notes of any series during a period of 15 days immediately preceding the date notice is given identifying the Senior Notes of such series called for redemption, or (ii) issue, register the transfer of or exchange any Senior Notes so selected for redemption, in whole or in part, except the unredeemed portion of any Senior Note being redeemed in part.

Payment and Paying Agent

Unless otherwise indicated in an applicable Prospectus Supplement, payment of principal of any Senior Notes will be made only against surrender to the Paying Agent of such Senior Notes. Principal of and interest on Senior Notes will be payable, subject to any applicable laws and regulations, at the office of such Paying Agent or Paying Agents as the Company may designate from time to time, except that, at the option of the Company, payment of any interest may be made by wire transfer or by check mailed to the address of the person entitled to an interest payment as such address shall appear in the Security Register with respect to the Senior Notes. Payment of interest on Senior Notes on any interest payment date will be made to the person in whose name the Senior Notes (or predecessor security) are registered at the close of business on the record date for such interest payment.

Unless otherwise indicated in an applicable Prospectus Supplement, the Senior Note Indenture Trustee will act as Paying Agent with respect to the Senior Notes. The Company may at any time designate additional Paying Agents or rescind the designation of any Paying Agents or approve a change in the office through which any Paying Agent acts.

All moneys paid by the Company to a Paying Agent for the payment of the principal of or interest on the Senior Notes of any series which remain unclaimed at the end of two years after such principal or interest shall have become due and payable will be repaid to the Company, and the holder of such Senior Notes will from that time forward look only to the Company for payment of such principal and interest.

Modification

The Senior Note Indenture contains provisions permitting the Company and the Senior Note Indenture Trustee, with the consent of the holders of not less than a majority in principal amount of the outstanding Senior Notes of each series that is affected, to modify the Senior Note Indenture or the rights of the holders of the Senior Notes of such series; provided, that no such modification may, without the consent of the holder of each outstanding Senior Note that is affected, (i) change the stated maturity of the principal of, or any installment of principal of or interest on, any Senior Note, or reduce the principal amount of any Senior Note or the rate of interest on any Senior Note or any premium payable upon the redemption of any Senior Note, or change the method of calculating the rate of interest of any Senior Note, or impair the right to institute suit for the enforcement of any such payment on or after the stated maturity of any Senior Note (or, in the case of redemption, on or after the redemption date), or (ii) reduce the percentage of principal amount of the outstanding Senior Notes of any series, the consent of whose holders is required for any such supplemental indenture, or the consent of whose holders is required for any waiver (of compliance with certain provisions of the Senior Note Indenture or certain defaults under the Senior Note Indenture and their consequences) provided for in the Senior Note Indenture, or (iii) modify any of the provisions of the Senior Note Indenture relating to supplemental indentures, waiver of past defaults, or waiver of certain covenants, except to increase any such percentage or to provide that certain other provisions of the Senior Note Indenture cannot be modified or waived without the consent of the holder of each outstanding Senior Note that is affected.

In addition, the Company and the Senior Note Indenture Trustee may execute, without the consent of any holders of Senior Notes, any supplemental indenture for certain other usual purposes, including the creation of any new series of senior notes.

Consolidation, Merger and Sale

The Company shall not consolidate with or merge into any other corporation or convey, transfer or lease its properties and assets substantially as an entirety to any person, unless (1) such other corporation or person is a corporation organized and existing under the laws of the United States, any state in the United States or the District of Columbia and such other corporation or person expressly assumes, by supplemental indenture executed and delivered to the Senior Note Indenture Trustee, the payment of the principal of (and premium, if any) and interest on all the Senior Notes and the performance of every covenant of the Senior Note Indenture on the part of the Company to be performed or observed; (2) immediately after giving effect to such transactions, no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have happened and be continuing; and (3) the Company has delivered to the Senior Note Indenture Trustee an officers’ certificate and an opinion of counsel, each stating that such transaction complies with the provisions of the Senior Note Indenture governing consolidation, merger, conveyance, transfer or lease and that all conditions precedent to the transaction have been complied with.

Information Concerning the Senior Note Indenture Trustee

The Senior Note Indenture Trustee, prior to an Event of Default with respect to Senior Notes of any series, undertakes to perform, with respect to Senior Notes of such series, only such duties as are specifically set forth in the Senior Note Indenture and, in case an Event of Default with respect to Senior Notes of any series has occurred and is continuing, shall exercise, with respect to Senior Notes of such series, the same degree of care as a prudent individual would exercise in the conduct of his or her own affairs. Subject to such provision, the Senior Note Indenture Trustee is under no obligation to exercise any of the powers vested in it by the Senior Note Indenture at the request of any holder of Senior Notes of any series, unless offered reasonable indemnity by such holder against the costs, expenses and liabilities which might be incurred by the Senior Note Indenture Trustee. The Senior Note Indenture Trustee is not required to expend or risk its own funds or otherwise incur any financial liability in the performance of its duties if the Senior Note Indenture Trustee reasonably believes that repayment or adequate indemnity is not reasonably assured to it.

The Bank of New York, the Senior Note Indenture Trustee, also serves as Subordinated Note Indenture Trustee. The Company and certain of its affiliates maintain deposit accounts and banking relationships with The Bank of New York. The Bank of New York and certain of its affiliates also serve as trustee under other indentures pursuant to which securities of the Company or certain affiliates of the Company are outstanding.

Governing Law

The Senior Note Indenture and the Senior Notes will be governed by, and construed in accordance with, the internal laws of the State of New York.

Miscellaneous

The Company will have the right at all times to assign any of its rights or obligations under the Senior Note Indenture to a direct or indirect wholly-owned subsidiary of the Company; provided, that, in the event of any such assignment, the Company will remain primarily liable for all such obligations. Subject to the foregoing, the Senior Note Indenture will be binding upon and inure to the benefit of the parties to the Senior Note Indenture and their respective successors and assigns.

DESCRIPTION OF THE JUNIOR SUBORDINATED NOTES

Set forth below is a description of the general terms of the Junior Subordinated Notes. The following description does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the

Subordinated Note Indenture, dated as of June 1, 1997, between the Company and The Bank of New York (as successor to JPMorgan Chase Bank, N.A. (formerly known as The Chase Manhattan Bank)), as trustee (the “Subordinated Note Indenture Trustee”), as to be supplemented by a supplemental indenture to the Subordinated Note Indenture establishing the Junior Subordinated Notes of each series (the Subordinated Note Indenture, as so supplemented, is referred to as the “Subordinated Note Indenture”), the forms of which are filed as exhibits to the Registration Statement of which this Prospectus forms a part. The terms of the Junior Subordinated Notes will include those stated in the Subordinated Note Indenture and those made a part of the Subordinated Note Indenture by reference to the 1939 Act. Certain capitalized terms used in this Prospectus are defined in the Subordinated Note Indenture.

General

The Junior Subordinated Notes will be issued as unsecured junior subordinated debt securities under the Subordinated Note Indenture. The Subordinated Note Indenture does not limit the aggregate principal amount of Junior Subordinated Notes that may be issued under the Subordinated Note Indenture and provides that Junior Subordinated Notes may be issued from time to time in one or more series pursuant to an indenture supplemental to the Subordinated Note Indenture. The Subordinated Note Indenture gives the Company the ability to reopen a previous issue of Junior Subordinated Notes and issue additional Junior Subordinated Notes of such series, unless otherwise provided.

Reference is made to the Prospectus Supplement that will accompany this Prospectus for the following terms of the series of Junior Subordinated Notes being offered by such Prospectus Supplement: (i) the title of such Junior Subordinated Notes; (ii) any limit on the aggregate principal amount of such Junior Subordinated Notes; (iii) the date or dates on which the principal of such Junior Subordinated Notes is payable; (iv) the rate or rates at which such Junior Subordinated Notes shall bear interest, if any, or any method by which such rate or rates will be determined, the date or dates from which such interest will accrue, the interest payment dates on which such interest shall be payable, and the regular record date for the interest payable on any interest payment date; (v) the place or places where the principal of (and premium, if any) and interest, if any, on such Junior Subordinated Notes shall be payable; (vi) the period or periods within which, the price or prices at which and the terms and conditions on which such Junior Subordinated Notes may be redeemed, in whole or in part, at the option of the Company or at the option of the holder prior to their maturity; (vii) the obligation, if any, of the Company to redeem or purchase such Junior Subordinated Notes; (viii) the denominations in which such Junior Subordinated Notes shall be issuable; (ix) if other than the principal amount of the Junior Subordinated Notes, the portion of the principal amount of such Junior Subordinated Notes which shall be payable upon declaration of acceleration of the maturity of such Junior Subordinated Notes; (x) any deletions from, modifications of or additions to the Events of Default or covenants of the Company as provided in the Subordinated Note Indenture pertaining to such Junior Subordinated Notes; (xi) whether such Junior Subordinated Notes shall be issued in whole or in part in the form of a Global Security; (xii) the right, if any, of the Company to extend the interest payment periods of such Junior Subordinated Notes; and (xiii) any other terms of such Junior Subordinated Notes.

The Subordinated Note Indenture does not contain provisions that afford holders of Junior Subordinated Notes protection in the event of a highly leveraged transaction involving the Company.

Subordination

The Junior Subordinated Notes are subordinated and junior in right of payment to all Senior Indebtedness (as defined below) of the Company. No payment of principal of (including redemption payments, if any), or premium, if any, or interest on (including Additional Interest (as defined below)) the Junior Subordinated Notes may be made if (a) any Senior Indebtedness is not paid when due and any applicable grace period with respect to such default has ended with such default not being cured or waived or otherwise ceasing to exist, or (b) the maturity of any Senior Indebtedness has been accelerated because of a default, or (c) notice has been given of the exercise of an option to require repayment, mandatory payment or prepayment or otherwise. Upon any payment or distribution of assets of the Company to creditors upon any liquidation, dissolution, winding-up, reorganization, assignment for the benefit of creditors, marshalling of assets or liabilities, or any bankruptcy, insolvency or similar proceedings of the Company, the holders of Senior Indebtedness shall be entitled to receive payment in full of all amounts due or to become due on or in respect of all Senior Indebtedness before the holders of the Junior Subordinated Notes are entitled to receive or retain any payment or distribution. Subject to the prior payment of all Senior Indebtedness, the rights of the holders of the Junior Subordinated Notes will be subrogated to the rights of the holders of Senior Indebtedness to receive payments and distributions applicable to such Senior Indebtedness until all amounts owing on the Junior Subordinated Notes are paid in full.

The term “Senior Indebtedness” means, with respect to the Company, (i) any payment due in respect of indebtedness of the Company, whether outstanding at the date of execution of the Subordinated Note Indenture or incurred, created or assumed after such date, (a) in respect of money borrowed (including any financial derivative, hedging or futures contract or similar instrument) and (b) evidenced by securities, debentures, bonds, notes or other similar instruments issued by the Company that, by their terms, are senior or senior subordinated debt securities including, without limitation, all obligations under its indentures with various trustees; (ii) all capital lease obligations; (iii) all obligations issued or assumed as the deferred purchase price of property, all conditional sale obligations and all obligations of the Company under any title retention agreement (but excluding trade accounts payable arising in the ordinary course of business and long-term purchase obligations); (iv) all obligations for the reimbursement of any letter of credit, banker’s acceptance, security purchase facility or similar credit transaction; (v) all obligations of the type referred to in clauses (i) through (iv) above of other persons the payment of which the Company is responsible or liable as obligor, guarantor or otherwise; and (vi) all obligations of the type referred to in clauses (i) through (v) above of other persons secured by any lien on any property or asset of the Company (whether or not such obligation is assumed by the Company), except for (1) any such indebtedness that is by its terms subordinated to or that ranks equally with the Junior Subordinated Notes and (2) any unsecured indebtedness between or among the Company or its affiliates. Such Senior Indebtedness shall continue to be Senior Indebtedness and be entitled to the benefits of the subordination provisions contained in the Subordinated Note Indenture irrespective of any amendment, modification or waiver of any term of such Senior Indebtedness.

The Subordinated Note Indenture does not limit the aggregate amount of Senior Indebtedness that may be issued by the Company. As of December 31, 2006, Senior Indebtedness of the Company aggregated approximately $5,283,000,000.

Additional Interest

“Additional Interest” is defined in the Subordinated Note Indenture as any interest due and not paid on an interest payment date, together with interest on such interest due from such interest payment date to the date of payment, compounded quarterly, on each interest payment date.

Certain Covenants

The Company covenants in the Subordinated Note Indenture, for the benefit of the holders of each series of Junior Subordinated Notes, that, if at such time the Company shall have given notice of its election to extend an interest payment period for such series of Junior Subordinated Notes and such extension shall be continuing, or if at such time an Event of Default under the Subordinated Note Indenture with respect to such series of Junior Subordinated Notes shall have occurred and be continuing, (a) the Company shall not declare or pay any dividend or make any distributions with respect to, or redeem, purchase, acquire or make a liquidation payment with respect to, any of its capital stock and (b) the Company shall not make any payment of interest, principal or premium, if any, on or repay, repurchase or redeem any debt securities (including guarantees) issued by the Company which rank equally with or junior to the Junior Subordinated Notes. None of the foregoing, however, shall restrict (i) any of the actions described in the preceding sentence resulting from any reclassification of the Company’s capital stock or the exchange or conversion of one class or series of the Company’s capital stock for another class or series of the Company’s capital stock or (ii) the purchase of fractional interests in shares of the Company’s capital stock pursuant to the conversion or exchange provisions of such capital stock or the security being converted or exchanged.

Events of Default

The Subordinated Note Indenture provides that any one or more of the following described events with respect to the Junior Subordinated Notes of any series, which has occurred and is continuing, constitutes an “Event of Default” with respect to the Junior Subordinated Notes of such series:

(a) failure for 10 days to pay interest on the Junior Subordinated Notes of such series, including any Additional Interest (as defined in the definition of Additional Interest in the Subordinated Note Indenture) on such unpaid interest, when due on an interest payment date other than at maturity or upon earlier redemption; provided, however, that a valid extension of the interest payment period by the Company shall not constitute a default in the payment of interest for this purpose; or

(b) failure to pay principal or premium, if any, or interest, including Additional Interest (as defined in the definition of Additional Interest in the Subordinated Note Indenture), on the Junior Subordinated Notes of such series when due at maturity or upon earlier redemption; or

(c) failure for three Business Days to deposit any sinking fund payment when due by the terms of a Junior Subordinated Note of such series; or

(d) failure to observe or perform any other covenant or warranty of the Company in the Subordinated Note Indenture (other than a covenant or warranty which has expressly been included in the Subordinated Note Indenture solely for the benefit of one or more series of Junior Subordinated Notes other than such series) for 90 days after written notice to the Company from the Subordinated Note Indenture Trustee or the holders of at least 25% in principal amount of the outstanding Junior Subordinated Notes of such series; or

(e) certain events of bankruptcy, insolvency or reorganization of the Company.

The holders of not less than a majority in aggregate outstanding principal amount of the Junior Subordinated Notes of any series have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Subordinated Note Indenture Trustee with respect to the Junior Subordinated Notes of such series. If a Subordinated Note Indenture Event of Default occurs and is continuing with respect to the Junior Subordinated Notes of any series, then the Subordinated Note Indenture Trustee or the holders of not less than 25% in aggregate outstanding principal amount of the Junior Subordinated Notes of such series may declare the principal amount of the Junior Subordinated Notes due and payable immediately by notice in writing to the Company (and to the Subordinated Note Indenture Trustee if given by the holders), and upon any such declaration such principal amount shall become immediately due and payable. At any time after such a declaration of acceleration with respect to the Junior Subordinated Notes of any series has been made and before a judgment or decree for payment of the money due has been obtained as provided in Article Five of the Subordinated Note Indenture, the holders of not less than a majority in aggregate outstanding principal amount of the Junior Subordinated Notes of such series may rescind and annul such declaration and its consequences if the default has been cured or waived and the Company has paid or deposited with the Subordinated Note Indenture Trustee a sum sufficient to pay all matured installments of interest (including any Additional Interest) and principal due otherwise than by acceleration and all sums paid or advanced by the Subordinated Note Indenture Trustee, including reasonable compensation and expenses of the Subordinated Note Indenture Trustee.

The holders of not less than a majority in aggregate outstanding principal amount of the Junior Subordinated Notes of any series may, on behalf of the holders of all the Junior Subordinated Notes of such series, waive any past default with respect to such series, except (i) a default in the payment of principal or interest or (ii) a default in respect of a covenant or provision which under Article Nine of the Subordinated Note Indenture cannot be modified or amended without the consent of the holder of each outstanding Junior Subordinated Note of such series affected.

Registration and Transfer

The Company shall not be required to (i) issue, register the transfer of or exchange Junior Subordinated Notes of any series during a period of 15 days immediately preceding the date notice is given identifying the Junior Subordinated Notes of such series called for redemption or (ii) issue, register the transfer of or exchange any Junior Subordinated Notes so selected for redemption, in whole or in part, except the unredeemed portion of any Junior Subordinated Note being redeemed in part.

Payment and Paying Agent

Unless otherwise indicated in an applicable Prospectus Supplement, payment of principal of any Junior Subordinated Notes will be made only against surrender to the Paying Agent of such Junior Subordinated Notes. Principal of and interest on Junior Subordinated Notes will be payable, subject to any applicable laws and regulations, at the office of such Paying Agent or Paying Agents as the Company may designate from time to time, except that, at the option of the Company, payment of any interest may be made by wire transfer or by check mailed to the address of the person entitled to an interest payment as such address shall appear in the Security Register with respect to the Junior Subordinated Notes. Payment of interest on Junior Subordinated Notes on any interest payment date will be made to the person in whose name the Junior Subordinated Notes (or predecessor security) are registered at the close of business on the record date for such interest payment.

Unless otherwise indicated in an applicable Prospectus Supplement, the Subordinated Note Indenture Trustee will act as Paying Agent with respect to the Junior Subordinated Notes. The Company may at any time designate additional Paying Agents or rescind the designation of any Paying Agents or approve a change in the office through which any Paying Agent acts.

All moneys paid by the Company to a Paying Agent for the payment of the principal of or interest on the Junior Subordinated Notes of any series which remain unclaimed at the end of two years after such principal or interest shall have become due and payable will be repaid to the Company, and the holder of such Junior Subordinated Notes will from that time forward look only to the Company for payment of such principal and interest.

Modification

The Subordinated Note Indenture contains provisions permitting the Company and the Subordinated Note Indenture Trustee, with the consent of the holders of not less than a majority in principal amount of the outstanding Junior Subordinated Notes of each series that is affected, to modify the Subordinated Note Indenture or the rights of the holders of the Junior Subordinated Notes of such series; provided, that no such modification may, without the consent of the holder of each outstanding Junior Subordinated Note that is affected, (i) change the stated maturity of the principal of, or any installment of principal of or interest on, any Junior Subordinated Note, or reduce the principal amount of any Junior Subordinated Note or the rate of interest (including Additional Interest) of any Junior Subordinated Note or any premium payable upon the redemption of any Junior Subordinated Note, or change the method of calculating the rate of interest on any Junior Subordinated Note, or impair the right to institute suit for the enforcement of any such payment on or after the stated maturity of any Junior Subordinated Note (or, in the case of redemption, on or after the redemption date), or (ii) reduce the percentage of principal amount of the outstanding Junior Subordinated Notes of any series, the consent of whose holders is required for any such supplemental indenture, or the consent of whose holders is required for any waiver (of compliance with certain provisions of the Subordinated Note Indenture or certain defaults under the Subordinated Note Indenture and their consequences) provided for in the Subordinated Note Indenture, or (iii) modify any of the provisions of the Subordinated Note Indenture relating to supplemental indentures, waiver of past defaults, or waiver of certain covenants, except to increase any such percentage or to provide that certain other provisions of the Subordinated Note Indenture cannot be modified or waived without the consent of the holder of each outstanding Junior Subordinated Note that is affected, or (iv) modify the provisions of the Subordinated Note Indenture with respect to the subordination of the Junior Subordinated Notes in a manner adverse to such holder.

In addition, the Company and the Subordinated Note Indenture Trustee may execute, without the consent of any holders of Junior Subordinated Notes, any supplemental indenture for certain other usual purposes, including the creation of any new series of junior subordinated notes.

Consolidation, Merger and Sale

The Company shall not consolidate with or merge into any other corporation or convey, transfer or lease its properties and assets substantially as an entirety to any person, unless (1) such other corporation or person is a corporation organized and existing under the laws of the United States, any state of the United States or the District of Columbia and such other corporation or person expressly assumes, by supplemental indenture executed and delivered to the Subordinated Note Indenture Trustee, the payment of the principal of (and premium, if any) and interest (including Additional Interest) on all the Junior Subordinated Notes and the performance of every covenant of the Subordinated Note Indenture on the part of the Company to be performed or observed; (2) immediately after giving effect to such transactions, no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have happened and be continuing; and (3) the Company has delivered to the Subordinated Note Indenture Trustee an officers’ certificate and an opinion of counsel, each stating that such transaction complies with the provisions of the Subordinated Note Indenture governing consolidation, merger, conveyance, transfer or lease and that all conditions precedent to the transaction have been complied with.

Information Concerning the Subordinated Note Indenture Trustee

The Subordinated Note Indenture Trustee, prior to an Event of Default with respect to Junior Subordinated Notes of any series, undertakes to perform, with respect to Junior Subordinated Notes of such series, only such duties as are specifically set forth in the Subordinated Note Indenture and, in case an Event of Default with respect to Junior Subordinated Notes of any series has occurred and is continuing, shall exercise, with respect to Junior Subordinated Notes of such series, the same degree of care as a prudent individual would exercise in the conduct of his or her own affairs. Subject to such provision, the Subordinated Note Indenture Trustee is under no obligation to exercise any of the powers vested in it by the Subordinated Note Indenture at the request of any holder of Junior Subordinated Notes of any series, unless offered reasonable indemnity by such holder against the costs, expenses and liabilities which might be incurred by the Subordinated Note Indenture Trustee. The Subordinated Note Indenture Trustee is not required to expend or risk its own funds or otherwise incur any financial liability in the performance of its duties if the Subordinated Note Indenture Trustee reasonably believes that repayment or adequate indemnity is not reasonably assured to it.

The Bank of New York, the Subordinated Note Indenture Trustee, also serves as Senior Note Indenture Trustee. The Company and certain of its affiliates maintain deposit accounts and banking relationships with The Bank of New York, and certain of its affiliates also serve as trustee under other indentures pursuant to which securities of the Company or certain affiliates of the Company are outstanding.

Governing Law

The Subordinated Note Indenture and the Junior Subordinated Notes will be governed by, and construed in accordance with, the internal laws of the State of New York.

Miscellaneous

The Company will have the right at all times to assign any of its rights or obligations under the Subordinated Note Indenture to a direct or indirect wholly-owned subsidiary of the Company; provided, that, in the event of any such assignment, the Company will remain primarily liable for all such obligations. Subject to the foregoing, the Subordinated Note Indenture will be binding upon and inure to the benefit of the parties to the Subordinated Note Indenture and their respective successors and assigns.

PLAN OF DISTRIBUTION

The Company may sell the new Stock, the Preference Stock, the Depositary Shares, the Senior Notes and the Junior Subordinated Notes in one or more of the following ways from time to time: (i) to underwriters for resale to the public or to institutional investors; (ii) directly to institutional investors; or (iii) through agents to the public or to institutional investors. The Prospectus Supplement with respect to each series of new Stock, Preference Stock, Depositary Shares, Senior Notes or Junior Subordinated Notes will set forth the terms of the offering of such new Stock, Preference Stock, Depositary Shares, Senior Notes or Junior Subordinated Notes, including the name or names of any underwriters or agents, the purchase price of such new Stock, Preference Stock, Depositary Shares, Senior Notes or Junior Subordinated Notes and the proceeds to the Company from such sale, any underwriting discounts or agency fees and other items constituting underwriters’ or agents’ compensation, any initial public offering price, any discounts or concessions allowed or reallowed or paid to dealers and any securities exchange on which such new Stock, Preference Stock, Depositary Shares, Senior Notes or Junior Subordinated Notes may be listed.

If underwriters participate in the sale, such new Stock, Preference Stock, Depositary Shares, Senior Notes or Junior Subordinated Notes will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale.

Unless otherwise set forth in the Prospectus Supplement, the obligations of the underwriters to purchase any series of new Stock, Preference Stock, Depositary Shares, Senior Notes or Junior Subordinated Notes will be subject to certain conditions precedent and the underwriters will be obligated to purchase all of such series of new Stock, Preference Stock, Depositary Shares, Senior Notes or Junior Subordinated Notes, if any are purchased.

Underwriters and agents may be entitled under agreements entered into with the Company to indemnification against certain civil liabilities, including liabilities under the 1933 Act. Underwriters and agents may engage in transactions with, or perform services for, the Company in the ordinary course of business.

Each series of new Stock, Preference Stock, Depositary Shares, Senior Notes or Junior Subordinated Notes will be a new issue of securities and will have no established trading market. Any underwriters to whom new Stock, Preference Stock, Depositary Shares, Senior Notes or Junior Subordinated Notes are sold for public offering and sale may make a market in such new Stock, Preference Stock, Depositary Shares, Senior Notes or Junior Subordinated Notes but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. The new Stock, the Preference Stock, the Depositary Shares, the Senior Notes or the Junior Subordinated Notes may or may not be listed on a national securities exchange.

LEGAL MATTERS

The validity of the new Stock, the Preference Stock, the Depositary Shares, the Senior Notes and the Junior Subordinated Notes and certain matters relating to such securities will be passed upon on behalf of the Company by Troutman Sanders LLP, Atlanta, Georgia. Certain legal matters will be passed upon for the Underwriters by Dewey Ballantine LLP, New York, New York. From time to time, Dewey Ballantine LLP acts as counsel to affiliates of the Company for some matters.

EXPERTS

The financial statements and the related financial statement schedule incorporated in this Prospectus by reference from the Company’s Annual Report on Form 10-K for the year ended December 31, 2006 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

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Series 2007C Floating Rate Senior Notes
EXtendible Liquidity Securities® (EXLs®)

Prospectus Supplement

Morgan Stanley

June   , 2007